Exhibit B.12: Tabular disclosure of contractual obligations

The following table provides the maturity profile of our liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities:

Contractual obligations

The following table provides the contractual maturity profile of our on-balance sheet liabilities and equity at their carrying values:

$ millions, as at October 31, 2017 (1)	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity	Total
Liabilities
Deposits (2)	$133,481	$51,943	$26,965	$6,881	$220,436	$439,706
Obligations related to securities sold short	13,713	—	—	—	—	13,713
Cash collateral on securities lent	2,024	—	—	—	—	2,024
Obligations related to securities sold under repurchase agreements	27,971	—	—	—	—	27,971
Derivative instruments	8,389	4,568	3,169	7,145	—	23,271
Acceptances	8,828	—	—	—	—	8,828
Other liabilities	—	—	—	—	15,305	15,305
Subordinated indebtedness	38	—	—	3,171	—	3,209
Equity	—	—	—	—	31,237	31,237

	$194,444	$56,511	$30,134	$17,197	$266,978	$565,264

October 31, 2016	$178,293	$54,945	$24,825	$21,033	$222,261	$501,357

(1)	Includes the balances of CIBC Bank USA following the completion of the acquisition on June 23, 2017.
(2)	Comprises $159.3 billion (2016: $148.1 billion) of personal deposits of which $149.5 billion (2016: $143.3 billion) are in Canada and $9.8 billion (2016: $4.8 billion) are in other countries; $266.6 billion (2016: $229.7 billion) of business and government deposits and secured borrowings of which $192.7 billion (2016: $171.9 billion) are in Canada and $73.9 billion (2016: $57.8 billion) are in other countries; and $13.8 billion (2016: $17.8 billion) of bank deposits of which $6.6 billion (2016: $6.8 billion) are in Canada and $7.2 billion (2016: $11.0 billion) are in other countries.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments:

$ millions, as at October 31, 2017 (1)	Less than 1 year	1–3 years	3–5 years	Over 5 years	No specified maturity (2)	Total
Securities lending (3)	$46,753	$—	$—	$—	$—	$46,753
Unutilized credit commitments	14,120	23,726	26,247	1,889	143,182	209,164
Backstop liquidity facilities	11,066	116	—	13	—	11,195
Standby and performance letters of credit	10,584	1,190	972	18	—	12,764
Documentary and commercial letters of credit	209	5	—	—	—	214
Other	269	—	—	—	—	269

	$83,001	$25,037	$27,219	$1,920	$143,182	$280,359

October 31, 2016	$69,423	$17,543	$24,908	$1,393	$133,514	$246,781

(1)	Includes the balances of CIBC Bank USA following the completion of the acquisition on June 23, 2017.
(2)	Includes $111.7 billion (2016: $105.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(3)	Excludes securities lending of $2.0 billion (2016: $2.5 billion) for cash because it is reported on the consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations:

$ millions, as at October 31, 2017 (1)	Less than 1 year	1–3 years	3–5 years	Over 5 years	Total
Operating leases	$477	$839	$716	$3,229	$5,261
Purchase obligations (2)	977	867	347	122	2,313
Pension contributions (3)	184	—	—	—	184
Underwriting commitments	424	—	—	—	424
Investment commitments	8	6	3	126	143

	$2,070	$1,712	$1,066	$3,477	$8,325

October 31, 2016	$1,773	$1,842	$985	$1,532	$6,132

(1)	Includes the balances of CIBC Bank USA following the completion of the acquisition on June 23, 2017.
(2)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.
(3)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.